June 28, 2007	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX www.foley.com thartman@foley.com EMAIL CLIENT/MATTER NUMBER 071569-0104

Mail Stop 3720

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-9303

Attention:	Ms. Michele M. Anderson
Mr. John Zitko
Ms. Kathryn Jacobson
Mr. Dean Suehiro

Re: Oakmont Acquisition Corp.

    Amendment No. 4 to Proxy Statement on Schedule 14A

    File No. 0-51423

Ladies and Gentlemen:

This letter is in response to your comment letter dated June 26, 2007. Your comments are reproduced below in bold, followed in each case by our response on behalf of our client, Oakmont Acquisition Corp. (the “Company”).

To facilitate the staff’s review of the filing, we are furnishing to Mr. John Zitko under separate cover four copies of this letter and the blacklined version of the amended proxy statement being filed contemporaneously herewith.

Q&A’s About the Proposals, page 1

1.	We note the added disclosure in this section and on page 44 that Brooke Corp. intends on purchasing 850,000 shares of Oakmont common stock and vote in favor of the transaction in order to increase the likelihood of the merger, similar to the intentions of other Oakmont and Brooke Credit insiders. Please clearly disclose the total number, in both real and percentage terms, of shares to be voted in favor of the merger by Oakmont, Brooke Corp. and insiders of Brooke Corp. and Brooke Credit.

Response: The Company has added disclosure in the sections entitled “Questions and Answers About the Proposals” and “Item 1: The Merger Proposal – Oakmont Common Stock Purchases” to address this comment.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

June 28, 2007

2.	Our records indicate that Mr. Skandalaris and his affiliates have not made the necessary filings on Schedule 13D to report the acquisition of 500,000 shares of Oakmont common stock on May 17, 2007. While the staff recognizes that counsel for the company does not represent Mr. Skandalaris and his affiliates, please advise them to file a Schedule 13D immediately. Also have the parties provide written confirmation of their understanding that the filing of Schedule 13D at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future. Please also remind Brooke Corp. of its obligation to report the acquisition of 850,000 shares of Oakmont common stock on Schedule 13D in accordance with Rule 13d-1. Furthermore, and with a view toward disclosure, please advise us of the circumstances surrounding Brooke Corp.’s decision to purchase these shares in order to increase the likelihood of consummation of the merger, including whether Brooke Corp. engaged in any discussions with Mr. Skandalaris or other Oakmont insiders and representatives about the upcoming shareholder vote. In this regard, your response should address whether these parties agreed to act together for the purpose of acquiring, holding, voting or disposing of shares of Oakmont common stock, thus triggering a requirement to file a beneficial ownership report under Regulation 13D/G. See Rule 13d-5(b).

Response: Mr. Skandalaris filed a Schedule 13D report on June 28, 2007 with respect to the May 17, 2007 common stock acquisition. Mr. Skandalaris has also confirmed to us that he understands that the filing of the Schedule 13D on such date does not and cannot cure any past violations, and the filing does not foreclose the Commission from taking any action in the future.

We have also reminded Brooke Corp. of its obligation to report the acquisition of the 850,000 shares of Oakmont common stock on Schedule 13D in accordance with Rule 13d-1.

We have been informed by Brooke Corp. that it made its decision to purchase these shares in connection with its ongoing review of reported trading prices and volumes with respect to Oakmont common stock. Brooke Corp. did not consult with Oakmont, Mr. Skandalaris or any other affiliates or representatives of Oakmont in connection with its decision to purchase the shares of Oakmont common stock. Oakmont was not aware that such a purchase would take place until the morning of June 18, 2007, the same date as Brooke Corp.’s initial purchase and the filing date of Amendment No. 3 to the preliminary proxy statement. We prepared that amendment based on the information available that morning. Amendment No. 4 contains the complete information we have since received regarding Brooke Corp.’s purchases. Please see the proxy statement sections entitled “Questions and Answers About the Proposals” and “Item 1: The Merger Proposal – Oakmont Common Stock Purchases.”

Brooke Corp. did not engage in any discussions with Mr. Skandalaris or other Oakmont insiders and representatives about the upcoming shareholder vote in connection with these purchases. In connection with the negotiation of the letter of intent, the Agreement and Plan of Merger, the preparation and filing of the preliminary proxy statement and certain of the amendments thereto, and when Schedule 13Ds have been filed by third parties, Brooke, Oakmont and their respective affiliates and representatives have discussed the vote required to approve the merger and related proposals, but at no time have Brooke and Oakmont or their respective affiliates or representatives agreed to act together for the purpose of acquiring, holding, voting or disposing of shares of Oakmont common stock.

Securities and Exchange Commission

June 28, 2007

Oakmont’s Board of Directors’ Reasons for the Approval of the Merger, page 30

3.	We note your revisions in response to comment five from our letter of June 12, 2007, that Oakmont’s directors compared the ratios listed on page 31 “to their respective understandings of what were then current ratios indicating fair value for the business.” Clarify what you mean by “then current ratios indicating fair value for the business” and the basis for the board’s understandings with respect to those current ratios.

Response: The Company has added disclosure in the section entitled “Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” to address this comment.

4.	We reissue comment six from our letter of June 12, 2007. We note your added disclosure that “the Oakmont board did not consider the impact of the proposed Brooke Credit transaction on Morgan Joseph” but that was not the issue presented by the staff. Instead, we requested detailed disclosure with respect to the consideration the board gave to this potentially negative factor and how it determined that the proposed merger was in the best interests of Oakmont’s stockholders in spite of this factor. If you meant to convey that the board did not consider Morgan Joseph’s potential conflicts of interest as part of its determination that the merger was in the best interests of Oakmont’s stockholders, then please revise to so state.

Response: The Company has added disclosure in the section entitled “Oakmont’s Board of Directors’ Reasons for the Approval of the Merger” to address this comment.

Satisfaction of the 80% Test, page 32

5.	Revise to clearly state, if true, that the Oakmont board determined Brooke Credit’s fair market value solely based on the consideration being paid in the merger, which in turn was based on the combined stockholders’ equity, or book value, of the two companies.

Response: The Company has added disclosure in the section entitled “Item 1: The Merger Proposal – Satisfaction of the 80% Test” to address this comment.

Gain on Sales of Notes Receivables, page 60

6.	We note your response to prior comment 11. You disclose in the last paragraph that the fair value of cash reserves is “calculated by estimating the net present value. . ..using an assumed discount rate, prepayment speed and credit loss percentage.” You also disclose in Note 1(h), Securities, on page FS-9, that the “fair value of the cash reserves has been estimated at the cash value of the reserve account.” Please revise or advise.

Response: The fair value of the cash reserves has been estimated at the cash value of the reserve account. The cash reserves are not subject to the credit risk and prepayment risk associated with securitizations and receive a market rate of return on the balances in the reserve accounts. The disclosures contained in the section entitled, “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Gain on Sales of Notes Receivable” has been revised to maintain consistent terminology in the proxy and to address this comment.

Securities and Exchange Commission

June 28, 2007

7.	Additionally, we note that your disclosure in Note 1(h), Securities, on page FS-9 that the “amount of gain or loss recorded on the sale of notes receivable to qualifying special purpose entities depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.” As previously requested, please:

•

Disclose all the components (including servicing asset, servicing liability, cash reserve, over-collateralization and proceeds) involved in the determination of the gain or loss on the sale of notes receivable to a qualifying special purpose entity (securitization).

Response: The disclosures contained in the section entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Gain on Sales of Notes Receivable” and pages FS-10, FS-11, FS-43 and FS-44 have been revised to address this comment

•	Provide us with an illustration of how the gain was determined including the journal entries.

Response: The following is an illustration of how Brooke Credit has determined the gain on sale of notes receivable, including the journal entries, which are consistent with the example provided in SFAS 140.

FAS 140 Gain on Sale Calculation Worksheet

Total Loans	127,762,842
ABS	105,822,242
initial O/C	21,940,601

Sold Loan Basis	128,113,151
Addl cost basis	350,309	deferred charges on balance sheet

Fair Values	Example	Actual 2007 - 1
Class A & B	99,800,000	105,822,242
Servicing asset	700,000	—
Class R	1,000,000	22,182,814
Class I/O	1,500,000	11,849,114

Net carrying amount	99,000,000	128,113,151
Transaction costs	1,000,000	685,331	Up front expenses

Example Carrying Amount Based on Relative Fair Value
	Fair Value	Percentage of Total Fair Value	hardkey %	Allocated Carrying Amount	Sold	Retained
Class A & B	$99,800,000	96.89%	96.89%	$95,921,100	$95,921,100
Servicing asset	700,000	0.68%	0.88%	679,200		673,200
Class R	1,000,000	0.97%	0.97%	960,300		980,300
Class I/O	1,500,000	1.46%	1.46%	1,445,400		1,445,400

	$103,000,000	100.00%	100.00%	99,000,000	$95,921,100	$3,078,900

Net proceeds (with accrued interest, after transaction costs)					98,800,000

Pre-tax gain					2,878,900	2,876,900

Actual Carrying Amount Based on Relative Fair Value
	Fair Value	Percentage of Total Fair Value	hardkey %	Allocated Carrying Amount	Sold	Retained
ABS sold	$105,822,42	75.67%	75.67%	$96,938,267	$96,938,267
Servicing asset	—	0.00%	0.00%	—		—
Present value overcollateralization	22,182,814	15.86%	15.66%	20,320,525		20,320,525
Interest-only strip receivable	11,849,114	8.47%	8.47%	10,854,359		10,854,359

	$139,854,170	100.00%	100.00%	$128,113,151	$96,938,267	$31,174,884

Net proceeds (with accrued interest, after transaction costs)					$105,822,242
Transaction costs					$(685,331)

Pre-tax gain					8,198,644	8,198,644

Journal Entries	Example		2007 - 1 Actual
1)
Cash	98,800,000		21,619,119		amt advanced less upfront expenses
5/3 LOC			83,517,792		amt on LOC prior to close
Servicing Asset	673,200
Interest-only strip receivable	1,445,400		10,854,359
Present value overcollateralization	960,300		20,320,525
Net carrying value loans		99,000,000		127,762,842
Deferred charges				350,309	part of basis in loans sold
Pre-tax gain on sale		2,878,900		8,198,644	GOS is net of upfront expenses

2)
Interest-only strip receivable	54,600		994,755
Present value overcollateralization	39,700		1,862,289
OCI		94,300		2,857,004

•	Define net proceeds (as distinguished from cash proceeds) and describe how these proceeds impact your gain calculation.

Response: Brooke Credit’s net proceeds do not include the interest retained by Brooke Credit (i.e. the over-collateralization) therefore there is no impact on gain calculation.

8.	We note your response to prior comment 12 and your disclosures on page FS-15 and FS-43. It appears to us that the caption “Proceeds from SPEs in connection with new loan sales in SPEs” includes the over-collateralization and cash reserves on loans sold. For example, you disclose that the 2005 total loans sold was $105,104,000 and the fair value of the cash reserves retained interest was $18,201,000 at December 31, 2005. Please revise your tabular disclosures to exclude the over-collateralization and cash reserves or tell us why it is appropriate to include them in the tabular disclosures.

Response: The tabular disclosures contained in pages FS-19 and FS-52 have been revised to address this comment.

Securities and Exchange Commission

June 28, 2007

9.	Additionally, please tell us how “Proceeds reinvested by the Company in SPEs (retained equity interest)” relate to “proceeds from collections reinvested in (revolving-period) securitizations” disclosure under paragraph 17h.(4) of SFAS 140.

Response: The “proceeds reinvested by the Company in SPEs (retained equity interest)” is the amount invested by Brooke Credit in the SPE through the retained interest or over collateralization. The tabular disclosures on pages FS-19 and FS–52 have been revised to include the appropriate line items “proceeds from collections reinvested in (revolving-period) securitizations” to clarify that this reinvestment is not a cash investment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages 97-98, 100-101

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 99 and 102

10.	We note your response to prior comment 14 and footnote (g). Please tell us why the $500,000 increase in the servicing fee payable to Brooke Corporation as disclosed on page 43 is not reflected in the pro forma condensed consolidated statement of operations. Refer to Rule 11-01(b)(6) of Regulations S-X.

Response: The disclosures in the sections entitled “Item 1: The Merger Proposal – Servicing Agreement” and “Brooke Credit’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Results of Operations – Other Operating Expenses” have been revised to address this comment.

1(a). Organization, page FS-7

11.	We note your response to prior comment 17. Citing the appropriate accounting guidance, please tell us the nature and basis for the $3.251 million “deemed paid and returned to the issuer as a capital contribution.”

Response: The $3.251 million “deemed paid and returned to the issuer as a capital contribution” is an amount invested by Brooke Credit in the SPE through the retained interest or over collateralization, and in accordance with FSAS 140 it is recorded as such.

1(h). Securities, page FS-9

12.	Please see the third paragraph. Tell us why it is appropriate to determine the fair value of the over-collateralization interest in the loans sold to the QSPE that have issued asset-backed securities based on the par value of the underlying loans less the asset-backed securities sold. Also, tell us why it is appropriate to determine the fair value of the over-collateralization interest in the loans sold to the QSPE that have secured debt based on the present value of future expected cash flows. Include in your response references to the appropriate accounting literature.

Response: The fair value of the over-collateralization interest related to the asset-backed securities (OC-ABS) is based on par value because Brooke Credit has determined that the fair market value is at least the amount of the par value. This determination has been made in accordance with FSAS 140 (68 – 70). Although quoted market prices are not available for the OC-ABS, the fair market value of OC-ABS was validated by independent third party lenders that estimated the value of OC-ABS for collateral purposes. These independent third party lenders are lending experts from regulated commercial banks with a significant interest in the appropriate valuation of the OC-ABS because it secured their loans.

In accordance with FSAS 140 (68 – 70), the fair value of the over-collateralization interest related to the secured debt (OC-DEBT) is based on the present value of future expected cash flows because Brooke Credit could not ascertain the fair market value of OC-DEBT from quoted market prices or from other independent sources such as third party lenders. Lenders were apparently less comfortable making loans secured by OC-DEBT, because they were less comfortable estimating the value of the OC-DEBT.

As it relates to the OC-ABS, Brooke Credit demonstrated, to the satisfaction of independent third party lenders, that par value represented a fair market value because: 1) the cash coupon yield was sufficient to provide a market rate of return after adequate allowances for liquidity and credit risk, and 2) the par value was equal to the underlying principal loan balances.

Securities and Exchange Commission

June 28, 2007

this over-collateralization based off the net present value of expected future cash flow, discounted for prepayment, credit losses and discount rate.

2. Notes and Interest Receivable, Net, page FS-13

13.	We note your response to prior comment 22. Please refer to the servicing asset and liability disclosures on pages 61 and 82. Disclose here and all applicable pages that the servicing expense represents the adequate compensation as determined by the market.

Response: The disclosures contained in the sections entitled “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Loan Servicing Assets and Liabilities” and “Brooke Credit’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off Balance Sheet Arrangements – Servicing and Retained Interest Assets” have been revised to address this comment.

14.	Additionally, please refer to the explanation of Column D. Please confirm to us that the unrealized loss represents the cumulative unrealized loss for Pool I and II. If not, tell us why the cumulative unrealized loss is not considered in determining the amount of the impairment.

Response: The unrealized loss set forth in Column D represents the cumulative unrealized loss for Pool I and II.

15.	We note your response to prior comment 23. Please tell us why you use the average of short-term (30 to 180 days) and long-term Treasury rates to determine the risk-free rate on a loan portfolio with an average term of 10-15 years. Also, tell us what constitutes a long term composite rate.

Response: Brooke Credit’s loan pools are mainly comprised of loans which are amortizing. As such, Brooke Credit’s loan pools are similar in some respects to short term investments because some of the principal is paid to investors on a short term basis as the result of monthly amortization of principal. However, Brooke Credit’s loan pools are also similar in some respects to long term investments because some of the principal is paid to investors over longer periods of time as the result of monthly amortization of principal. The weighted average remaining term of Brooke Credit’s loan pools is approximately 10 years and the weighted average life expectancy of Brooke Credit’s loan pools is approximately 7 to 8 years after taking into account estimates regarding prepayments. Accordingly, an average of rates on short term and long term investments was used in Brooke Credit’s analysis because Brooke Credit believes it generally reflects the maturity/repayment characteristics of its loan pools.

The long term composite rate is the un-weighted average of bid yields on all outstanding fixed coupon bonds neither due nor callable in less than 10 years.

Although Brooke Credit believes that the use of the average of short term and long term rates is appropriate, if Brooke Credit had only used the long-term rates for its calculations, the analysis would not have been materially different; specifically, for 2005 the rate would have increased approximately .35%, and for 2006 the rate would have decreased approximately .05%.

16.	Please refer to your response to prior comment 24 and the related disclosure on page FS-13. We note your disclosure stating that notes sold at December 31, 2006 “consisted of $167,860,000 sales in securitizations. $150,405,000 sales in participations. . .” Tell us how the $167,860,000 sales in securitizations relate to the sum total of loans sold in April 2003, November 2003, June 2004, March 2005, December 2005 and July 2006. Please update your disclosure page FS-43 to correct any rollforward discrepancies after accounting for the 2007 securitization transaction.

Securities and Exchange Commission

June 28, 2007

Response: The total securitized loans of $167,870,000 by securitization at December 31, 2006 are:

April 2003	$5,311,000
November 2003	5,957,000
June 2004	12,287,000
March 2005	29,692,000
December 2005	52,309,000
July 2006	62,314,000

The total securitized loans of $279,931,000 by securitization at March 31, 2007 are:

April 2003	$4,562,000
November 2003	5,593,000
June 2004	11,576,000
March 2005	29,330,000
December 2005	43,008,000
July 2006	58,099,000
March 2007	127,763,000

Based on the loans by securitization equaling the total securitized loans, additional disclosure is not required.

Very truly yours,

Thomas E. Hartman

TEH:ck

cc:	Robert J. Skandalaris
Michael Azar